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17 April 2002

Centrica agrees acquisition of more than 800,000 customers in Texas

Centrica plc today announced that it has agreed to acquire the electricity supply operations of Texas-based Central Power and Light Company (CPL) and West Texas Utilities Company (WTU) from American Electric Power (AEP), for a purchase price in the range of US $133 million (£92.4m) to $153 million (£106.3m). In addition, the transaction will include further payments to AEP associated with an earnings sharing mechanism to the end of 2006, access to customer billing and support arrangements and certain wholesale electricity purchase contracts (see "Notes to investors and editors").

Corpus Christi-based CPL and Abilene-based WTU currently have around 680,000 and 180,000 residential and small commercial electricity customers, respectively. As both were incumbent suppliers, Centrica will become market leader in two significant deregulating regions of Texas, a state where peak electricity demand is more than 80 per cent of that for the whole of the UK.

Following the opening of Ontario's electricity market in May, the completion of this acquisition and the acquisition of Enbridge Services Inc., Centrica will have nearly 4.5 million customer relationships with North American households.

Centrica Chief Executive, Roy Gardner, said: "This is an exciting acquisition which will be earnings enhancing for Centrica. Texas is at the forefront of energy deregulation in the United States and this acquisition will provide us with two strong incumbent brand franchises through which we can deepen the customer relationship. The deal adds scale to our Texas operations and complements our organic growth strategy, which is targeted on the major metropolitan areas in Texas."

Centrica is now signing up customers under its Energy America brand in the Houston and Dallas / Fort Worth territories on three year contracts at a rate of around 1,000 a day and has reached 60,000 to date.

E. Linn Draper, AEP's Chairman, President and Chief Executive Officer, said: "Our strategy and expertise are closely linked to generation, wholesale power and gas marketing, and operating our electricity transmission and distribution network. This decision to sell two of our retail electric providers reduces our involvement in retail mass marketing, which is new to us and allows us to focus on our strategy.

"Texas is a good fit for companies with vast retail experience like Centrica."

Subject to regulatory clearances, completion is expected in the fourth quarter of this year. However, notwithstanding timing of completion, the effective date for the economic transfer of the business will be 1st September 2002.

Notes to investors and editors:

1. The final purchase price within the agreed range (based on a price per customer) will be determined in July 2002 by an independent assessment, to comply with AEP's pooling of interest restrictions (associated with its prior merger with Central and South West Corp) which expire in June 2002. If the independent assessment of the purchase price falls outside of the range, the disadvantaged party has the right to withdraw from the transaction. The transaction is subject to approval by the PUCT and clearance under the Hart Scott Rodino Anti-Trust Act.

2. Consideration for the transaction will also include an earnings sharing mechanism, under which AEP will receive in cash a portion of the combined operations' earnings before interest and tax ("EBIT") for each year until the end of 2006. In each such year, the first $45 million (£31.3m) of EBIT from the combined service territories will not be subject to the mechanism and will accrue fully to Centrica. Beyond this level, an annual cash payment to AEP will be made, equal to 80% of the EBIT of the combined operations between $45 million (£31.3m) and $100 million (£69.5m) plus 50% of any incremental EBIT above $100 million (£69.5m).

3. CPL and WTU formed part of an integrated utility and there is therefore no historical information available relating to net assets and profits of these retail customer operations components. Total consumption of CPL's and WTU's combined customer base for the 12 months ended January 2002 was 16.74TWh at a weighted average price of $0.087 per kWh (6p). Centrica expects CPL and WTU customer attrition to occur under the PTB structure prior to closing the transaction, to the extent that total customer numbers of approximately 800,000 are projected at closing. Centrica's current expectation is that operating margins will rise to the current level of those of its existing North American business after an initial two year period during which clawback penalties may be incurred and a $39 million payment for access to billing arrangements (see note 5) is amortised.

4. Centrica will be obliged to charge customers under the "Price to Beat" (PTB) tariffs filed by CPL and WTU and approved by the PUCT. The PTB tariffs were devised to encourage competition in the Texas market and must be offered for five years from market opening in January 2002. However, Centrica will have the right to determine its own tariff structure after three years or when 40% of customers have been lost. If Centrica does not lose such market share within two years of market opening, it will be required to pay to the Transmission and Distribution Utility (TDU) a one-off fee ("clawback") capped at $150 (£104) multiplied by the difference between the number of customers retained and the number of customers acquired through competition in other retail areas. AEP will be responsible for its pro rata share of any such clawback (on a time apportioned basis) in respect of its ownership of such customers from market opening until the date of economic transfer to Centrica.

5. In addition to the purchase price, payments associated with the transaction will include approximately $39 million (£27.1m) (initial upfront payment, amortised over two years) related to the access to AEP's customer relationship management and billing arrangements in Texas. At closing, Centrica will contract on an arm's length basis with Mutual Energy Services, a wholly-owned unit of AEP, to utilise its billing and CRM services for a two year period.

6. Centrica will also enter into a series of baseload and peak electricity purchase arrangements with AEP covering a two year period. The baseload contracts are priced at approximately 6.5% above liquidly traded market commodity prices, equivalent to a premium of $39 million (£27.1m) as at 16th April 2002. In addition to the baseload, Centrica has agreed to pay a premium in relation to the peak purchase arrangements, which are not readily available in the market and which provide flexibility, security of supply, access to peak and super peak electricity and minimise concerns about potential exposure to transmission congestion charges.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085
Centrica North America: 001 647 280 1114

About Centrica

Since its formation in 1997, Centrica has developed into a leading provider of energy and other essential services. In the UK, Centrica offers energy supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas and financial services from Goldfish.

The group's strategy of international expansion took a significant step forward in August 2000 with the acquisition of Toronto based Direct Energy, North America's largest unregulated retailer of natural gas at that time. Centrica is also active in six states in the U.S. through the Energy America brand, which it acquired in January 2001.

Centrica currently supplies gas to 1.3 million customers across North America under the Direct Energy and Energy America brands, making it the largest unregulated energy supplier. In addition, 600,000 customers have already signed up with Direct Energy in anticipation of the opening of the Ontario electricity market scheduled in May 2002.

In June 2001, Centrica also assumed full ownership of GreenSource Limited, a company providing access to a network of private gas servicing and

installation contracting firms in Ontario. This was followed in January 2002 by the announcement that it had reached agreement to acquire Enbridge Services Inc. which more than doubled the customer base of Centrica's Canadian business.